                           Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



To the Board of Directors of
UMB Scout Stock Fund, Inc.
and
the Securities and Exchange Commission:


RE:		UMB Scout Stock Fund, Inc.
          Form N-17f-2
          File Number 811-3557

Independent Accountants Report


We have examined management's assertion about UMB SCOUT STOCK FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the "Act") as of June 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, with respect to securities of UMB SCOUT STOCK FUND, INC., without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company and Brown Brothers Harriman & Co. in book entry form;

* Reconciliation of all such securities to the books and records of the Company and the Custodian;

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT STOCK
FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baird, Kurtz & Dobson
Kansas City, Missouri
September 22, 2000

Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination
completed:

811-3557			June 30, 2000






2. State Identification Number:






AL	*

AK	00
02064

AZ	S-
0033496-QUAL

AR	85-
M1011-01

CA	504-
5890

CO	IC-91-
02-936

CT	214196

DE	8682

DC	*

FL	*

GA	SC-1501

HI	*

ID	48845

IL	9944104

IN	85-0334
IC

IA	I-19089

KS
	83S0000
724

KY	 M34790

LA	66063

ME	0-6831

MD	SM980017

MA	989282

MI	227111

MN	R-
28087.1

MS	MF-98-
01-005

MO	Q-MT-
1290

MT 	9204

NE	30300

NV	*

NH	*

NJ	*

NM	695885

NY	S 27 53
17

NC	*

ND	U561

OH	22698

OK	SE-
321197

OR	1998-
0080

PA	87-08-
112MF

RI	*

SC	MF11218

SD 10196

TN	RM99-
2349

TX	C 39438

UT	006-6364-
13

VT	1/16/98-
22

VA	2614

WA	C-57895-
e

WV	MF-24121

WI	341393-
03

WY	20518

PUERTO
RICO





Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Stock Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of UMB Scout Stock Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000 and from January 31, 2000 through June 30, 2000.

	Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from January 31, 2000 through June 30, 2000, with respect to securities reflected in the investment account of the Company.

UMB SCOUT STOCK FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President

                           Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants Report


To the Board of Directors of
UMB Scout Stock Select Fund, Inc.
and
the Securities and Exchange Commission:

RE:		UMB Scout Stock Select Fund, Inc.
          Form N-17f-2
          File Number 811-3557


We have examined management's assertion about UMB SCOUT STOCK
SELECT FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, with respect to securities of UMB SCOUT STOCK SELECT FUND, INC., without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company and Brown Brothers Harriman & Co. in book entry form;

* Reconciliation of all such securities to the books and records of the Company and the Custodian;

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT STOCK SELECT FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT STOCK SELECT FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Kansas City, Missouri
September 22, 2000

Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination
completed:

811-3557			June 30, 2000






2. State Identification Number:






AL	*

AK	99 03458

AZ	S-
0062432

AR	85-
M1011-02

CA	504-5890

CO	IC-91-
02-936

CT	1001460

DE	9071

DC	*

FL	*

GA	SC-1501

HI	*

ID	50643

IL	9944104

IN	85-0334
IC

IA	I-44126

KS
1999S00011
38

KY	M34790

LA	66063

ME	0-12620

MD	SM990910

MA	*

MI	230925

MN	R-
28087.1

MS	MF-99-
04-110

MO	0002-
08313

MT 	41175

NE	37937

NV	*

NH	*

NJ	*

NM	304725

NY	S 28 75
36

NC	*

ND	Y342

OH	22698

OK	SE-
2015221

OR	98-0080

PA	87-08-
112MF

RI	*

SC	MF12210

SD 18921

TN	RM99-
2349

TX	C59101

UT	006-
6364-13

VT	4/23/99-
11

VA	2614

WA	C-61707-
0

WV	MF-34889

WI	367262-
03

WY	20518

PUERTO
RICO  *





Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Stock Select Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of UMB Scout Stock Select Fund, Inc. "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000 and from January 31, 2000 through June 30, 2000.

	Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from January 31, 2000 through June 30, 2000, with respect to securities reflected in the investment account of the Company.

UMB SCOUT STOCK SELECT FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President